EXHIBIT 21

FIRST FINANCIAL BANCORP. SUBSIDIARIES (as of 12/31/16)

Name	State of Other Jurisdiction of Incorporation or Organization
First Financial Bank	Ohio
First Financial Collateral, Inc.	Indiana
First Financial Equipment Finance, LLC	Ohio
First Financial Insurance Holding Company	Ohio
First Financial Insurance, Inc.	Ohio
First Franchise Capital Corporation	Indiana
Irwin Home Equity Corporation	Indiana
IHE Funding Corp. II	Delaware
Irwin Union Realty Corporation	Indiana
First Financial Securities Group, Inc.	Delaware
First Financial Preferred Capital, Inc.	Ohio
Oak Street Holdings Corporation	Delaware
Oak Street Funding LLC	Delaware
Oak Street Servicing, LLC	Delaware